Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

The following email will be delivered to registered investment advisers, plan-level representatives, and consultants with clients and plan participants that are shareholders of one or more GMO Series Trust fund(s).

Good afternoon, XXXX,

I am writing to ensure you are aware of the attached GMO Series Trust Prospectus Supplement, dated July 31, 2020, that was recently sent to your [clients/participants] that are shareholders of a GMO Series Trust Fund.  As noted in the Supplement, the GMO Series Trust Board recently approved a reorganization of each active GMO Series Trust Fund (a feeder fund) into its corresponding GMO Trust Fund (the master fund in which the feeder fund invests).  Shareholders are expected to receive proxy materials regarding the proposed reorganization in September, with the shareholder meeting expected to take place in November. Both the Board and GMO believe that the proposed reorganizations are in the best interest of each GMO Series Trust Fund and its shareholders and are recommending that shareholders approve the proposed reorganizations.

Importantly, the reorganization will not materially impact your [clients'/participants'] investments since, following the merger, your [clients/participants] will be invested directly in the corresponding master fund (rather than gaining indirect exposure to that same fund through the GMO Series Trust feeder fund). The reorganization is expected to be tax-free for U.S. federal income tax purposes and, depending on the fund and share class in which a particular [client/participant] is invested, will result in either a lower expense ratio or no change in the expense ratio as compared to that of the GMO Series Trust Fund. Below is a brief timeline of significant events related to the reorganization:1

Date	Event
August 14-21, 2020	Mailing of prospectus supplement announcing board approval and recommendation that shareholders approve the reorganization
August 28, 2020	Record date for purposes of determining shareholders entitled to vote
September 14-18, 2020	Initial mailing of proxy statement and solicitation of shareholders as of record date
September 14, 2020 to November 5, 2020	Solicitation period; outreach to shareholders, advisers and consultants
November 5, 2020	Voting deadline; end of solicitation period
November 6, 2020	Shareholder meeting (virtual)
Mid/Late November 2020	Reorganization effective date

I will reach out to you soon to discuss further as additional information becomes available.  In the meantime, please feel free to call me with any questions.

1 Dates are estimated and subject to change.

Sincerely,

Xxxxxxxx

The foregoing is not a solicitation of any proxy. Shareholders are not required to take action at this time. A preliminary proxy statement was filed with the Securities and Exchange Commission (the "SEC") on August 10, 2020 in connection with the proposal to approve an Agreement and Plan of Reorganization pursuant to which each GMO Series Trust Fund (each, a “Selling Fund”) will be reorganized with and into its corresponding GMO Trust Fund (the “Reorganizations”). The Selling Funds, their officers, and the Trustees of GMO Series Trust may be deemed to be participants in the solicitation of proxies from Selling Fund shareholders in connection with the proposal to approve the Reorganizations.  Information about the Trustees' and officers’ direct and indirect interests, by security holdings or otherwise, is contained in the GMO Series Trust statement of additional information, dated June 30, 2020, and will be contained in the definitive proxy statement to be filed with the SEC when it becomes available.  Please read the definitive proxy statement carefully when it becomes available before making any voting decision because it contains important information.

To receive a free copy of proxy solicitation materials filed with the SEC, including the definitive proxy statement (when it becomes available) relating to the proposal to approve the Reorganizations, please contact the Selling Funds’ proxy solicitor, Broadridge Financial Solutions, Inc., toll free at (866) 612-8434, or submit a written request to the proxy solicitor at 51 Mercedes Way, Edgewood, NY 11717. Free copies of such proxy solicitation materials and other GMO Series Trust documents, including the Selling Funds’ registration statement and shareholder reports, can also be found on the SEC’s website (www.sec.gov).

Filed by: GMO Series Trust (File No. 333-174627)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: GMO Trust (File No. 002-98772)

INTERNAL USE ONLY

GMO Series trusT/gmo trust reorganization

Q&A for Use with GMO Series Trust Shareholders and their Advisers, Plan-Level Representatives and Consultants (08/13/2020)

This document is provided to assist GMO relationship managers in answering questions during oral conversations with GMO Series Trust shareholders and their respective advisers, plan-level fiduciaries/representatives and consultants regarding the proposed reorganization of GMO Series Trust funds into their corresponding GMO Trust funds. This communication is for internal use only. It should not be distributed in whole or in part to anyone outside of GMO.

GENERAL QUESTIONS

(1)	What is the reason for the reorganization?

With the elimination of most shareholder transaction fees and the creation of share classes R6 and I in the corresponding GMO Trust funds (“Master Funds”), the Master Funds can now accommodate direct investments from third party platforms and other financial intermediaries that trade through the automated trading system maintained by the National Securities Clearing Corporation. The ability of the Master Funds to accept investments through the intermediary channel obviates the need for GMO Series Trust funds (“Feeder Funds”). The Board of Trustees of GMO Series Trust have approved the reorganization and are recommending that shareholders approve the reorganization.

(2)	How will the reorganization impact Feeder Fund shareholders?

Feeder Fund shareholders will benefit from investing directly in the Master Fund because it would be more tax efficient over time, would eliminate performance dispersion between the Feeder Funds and Master Funds and, for most Class R6 investors, would be less expensive by 5bps (and in no case will the Master Fund be more expensive).1

The management of a shareholder’s investment will remain substantially the same. Pre-reorganization, the investment is in a Feeder Fund. Post-reorganization, shareholders will be directly invested in the Master Fund in which the Feeder Fund currently invests.

(3)	What will be required of an investment adviser/plan-level fiduciary/consultant?

The proposed reorganization is a corporate action with which intermediaries/recordkeepers should be familiar. GMO is working with those entities to ensure that all operational and legal requirements have been established to effectuate the reorganization. GMO may request assistance with respect to voting (see below).

1 Expense ratios for Class R6 shareholders in Emerging Domestic Opportunities Series Fund and Emerging Markets Series Fund will remain constant. Class R6 shareholders of all other GMO Series Trust funds will see a 5bps reduction in their expense ratios.

INTERNAL USE ONLY

(4)	When is all of this happening?

Below are approximate dates of the key events associated with the reorganizations. Please note that these dates are subject to change.

Date	Event
August 14-21, 2020	Mailing of prospectus supplement announcing board approval and recommendation that shareholders approve the reorganization
August 28, 2020	Record date for purposes of determining shareholders entitled to vote
September 14-18, 2020	Initial mailing of proxy statement and solicitation of shareholders as of record date
September 14, 2020 to November 5, 2020	Solicitation period; outreach to shareholders, advisers and consultants
November 5, 2020	Voting deadline; end of solicitation period
November 6, 2020	Shareholder meeting (virtual)
Mid/Late November 2020	Reorganization effective date

(5)	Is the planned reorganization going to be a tax-free event for Feeder Fund shareholders?

Yes - The planned reorganization is expected to be tax-free for U.S. federal income tax purposes. Immediately following the reorganization, the aggregate tax basis that a Series Trust shareholder had in its Series Trust shares will equal the aggregate tax basis of its Trust fund shares. A shareholder’s holding period of Trust fund shares will include the period when their Series Trust shares were held.

VOTING

(6)	Who is entitled to vote?

Shareholders are not required to take action at this time. Shareholders as of the record date (anticipated to be August 28) will be entitled to vote and submit a proxy. All shareholders are strongly encouraged to vote after receipt of the proxy statement and related proxy.

(7)	Will GMO be contacting clients/plan participants?

Clients/plan participants will not be contacted about the reorganizations until the solicitation period begins in September. GMO has engaged a proxy solicitation firm that will assist in reaching out to shareholders (by phone and/or email) during the solicitation period to encourage them to vote their shares. GMO does not anticipate contacting individual shareholders directly. Obtaining the required vote is extremely important, and GMO is happy to work contacts during the solicitation period on how best to reach their clients/participants and encourage them to vote.

(8)	Can an RIA or DC plan fiduciary vote on behalf of its clients?

This is a case-by-case question that depends on the specific arrangement between the RIA or plan fiduciary and its clients/participants. Registered investment advisers may have authority to vote on behalf of clients pursuant to their client agreements.

Some DC plan documents provide for “echo voting,” which permits (or requires) a plan to vote all unvoted fund shares held by participants in the same proportion as the votes submitted by participants holding shares of that same fund.

(9)	How many votes are needed to approve the reorganization?

Approval of the reorganization for a Feeder Fund requires a vote in favor of the proposal by a majority of the shares of that Feeder Fund as of the record date (anticipated to be August 28, 2020). The vote is Feeder Fund-specific and could pass for some Feeder Funds and fail for others.

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INTERNAL USE ONLY

OTHER

(10)	Who is paying for the costs of the reorganization?

GMO is paying all expenses associated with the reorganization.

(11)	Can a Feeder Fund shareholder transition to a corresponding Master Fund in advance of the planned reorganization?

Yes, a Feeder Fund shareholder may redeem its shares from the Feeder Fund and purchase shares of the Master Fund (if available), and such a transaction would typically be a taxable event. A shareholder that recognizes losses for U.S. federal tax purposes will have to determine whether the losses are deductible currently, or if the wash sale deferral/other special tax rules apply. We recommend that shareholders consult with their tax advisors to evaluate their tax treatment.

The foregoing is not a solicitation of any proxy. Shareholders are not required to take action at this time. A preliminary proxy statement was filed with the Securities and Exchange Commission (the "SEC") on August 10, 2020 in connection with the proposal to approve an Agreement and Plan of Reorganization pursuant to which each GMO Series Trust Fund (each, a “Selling Fund”) will be reorganized with and into its corresponding GMO Trust Fund (the “Reorganizations”). The Selling Funds, their officers, and the Trustees of GMO Series Trust may be deemed to be participants in the solicitation of proxies from Selling Fund shareholders in connection with the proposal to approve the Reorganizations.  Information about the Trustees' and officers’ direct and indirect interests, by security holdings or otherwise, is contained in the GMO Series Trust statement of additional information, dated June 30, 2020, and will be contained in the definitive proxy statement to be filed with the SEC when it becomes available.  Shareholders should read the definitive proxy statement carefully when it becomes available before making any voting decision because it contains important information.

To receive a free copy of proxy solicitation materials filed with the SEC, including the definitive proxy statement (when it becomes available), relating to the proposal to approve the Reorganizations, shareholders should contact the Selling Funds’ proxy solicitor, Broadridge Financial Solutions, Inc., toll free at (866) 612-8434, or submit a written request to the proxy solicitor at 51 Mercedes Way, Edgewood, NY 11717. Free copies of such proxy solicitation materials and other GMO Series Trust documents, including the Selling Funds’ registration statement and shareholder reports, can also be found on the SEC’s website (www.sec.gov).

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